                       SECURITIES AND EXCHANGE COMMISSION

                            Washington, D. C. 20549


                                   FORM 11-K


                    Annual Report Pursuant to Section 15(d)
                     of the Securities Exchange Act of 1934


                   For the Fiscal Year Ended October 31, 2000


                   Commission File Numbers 1-1520 and 1-15147


        A.      Full title of the plan:

             GENCORP/OMNOVA SOLUTIONS JOINT RETIREMENT SAVINGS PLAN

                                    ("Plan")



        B. Names of issuers of the securities held pursuant to the plan and the addresses of their principal executive offices:


                                  GenCorp Inc.
                                P.O. Box 537012
                           Sacramento, CA 95853-7012
                                      and
                             OMNOVA Solutions Inc.
                                 175 Ghent Road
                            Fairlawn, OH 44333-3300

             Gencorp/OMNOVA Solutions Joint Retirement Savings Plan

             Audited Financial Statements and Supplemental Schedule


                                October 31, 2000


                               TABLE OF CONTENTS

REPORT OF INDEPENDENT AUDITORS ............................................ 1

AUDITED FINANCIAL STATEMENTS:
  Statements of Net Assets Available for Benefits ......................... 2
  Statement of Changes in Net Assets Available for Benefits ............... 3
  Notes to Financial Statements ........................................... 4

SUPPLEMENTAL SCHEDULE:
  Schedule H, Line 4i-Schedule of Assets Held for Investment
     Purposes at End of Year .............................................. 14

SIGNATURE ................................................................. 15

CONSENT OF INDEPENDENT AUDITORS (EXHIBIT 23) .............................. 16

                         Report of Independent Auditors


To GenCorp Inc. as Administrator and
  GenCorp Inc. and OMNOVA Solutions Inc. as Sponsors of the GenCorp/OMNOVA Solutions Joint Retirement Savings Plan

We have audited the accompanying statements of net assets available for benefits of the GenCorp/OMNOVA Solutions Joint Retirement Savings Plan (the "Plan")as of October 31, 2000 and 1999, and the related statement of changes in net assets available for benefits for the year ended October 31, 2000. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at October 31, 2000 and 1999, and the changes in its net assets available for benefits for the year ended October 31, 2000, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets held for investment purposes at end of year as of October 31, 2000 is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audit of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.

                                                        Ernst & Young LLP

Sacramento, California
April 23, 2001

             GenCorp/OMNOVA Solutions Joint Retirement Savings Plan

                Statements of Net Assets Available for Benefits



                                                                 OCTOBER 31,
                                                              2000          1999
                                                          --------------------------
                                                            (Dollars in thousands)
Investments in Master Trust:
  Investments in securities of participating employers
    at fair value:
      GenCorp Inc. common stock fund                        $ 48,051      $ 62,317
      OMNOVA Solutions Inc. common stock fund                 27,203        36,976
  Investments in securities of unaffiliated issuers
    at fair value:
       Participation in Master Trust commingled
        funds                                                279,027       296,326
                                                            ----------------------
                                                             354,281       395,619
Participant notes receivable                                   6,398         9,046
                                                            ----------------------

Net assets available for benefits                           $360,679      $404,665
                                                            ======================


The accompanying notes to financial statements are an integral part of these statements.

             GenCorp/OMNOVA Solutions Joint Retirement Savings Plan

           Statement of Changes in Net Assets Available for Benefits

                          Year Ended October 31, 2000
                             (Dollars in thousands)

ADDITIONS
Net investment loss:
  Net decrease in value of Plan's interest in Master Trust            $  (2,970)
  Interest on participant notes receivable                                  709
                                                                      ---------
Net investment loss                                                      (2,261)

Contributions:
  Participants                                                           20,965
  Employer                                                               10,392
                                                                      ---------
Total contributions                                                      31,357
                                                                      ---------
Total additions                                                          29,096


DEDUCTIONS
Benefits paid directly to participants                                  (72,438)
Trustee and manager fees                                                   (644)
                                                                      ---------
Total deductions                                                        (73,082)
                                                                      ---------
Net decrease                                                            (43,986)
Net assets available for benefits, beginning of year                    404,665
                                                                      ---------


Net assets available for benefits, end of year                        $ 360,679
                                                                      =========


The accompanying notes to financial statements are an integral part of these statements.

             GenCorp/OMNOVA Solutions Joint Retirement Savings Plan

                         Notes to Financial Statements

                                October 31, 2000

NOTE A-DESCRIPTION OF PLAN

The GenCorp/OMNOVA Solutions Joint Retirement Savings Plan (the "Plan") was initially adopted effective July 1, 1989. Participants first began actively contributing to the Plan effective September 1, 1989. Effective December 1, 1989, the Aerojet-General Corporation Savings Plan was merged into the Plan. Effective August 1, 1994, the name of the Plan was changed from the GenCorp Savings Plan to the GenCorp Retirement Savings Plan. Effective October 31, 1996, the GenCorp Non-Bargaining Employees' Savings Plan was merged into the Plan. Also as of October 31, 1996, accounts of participants in the Aerojet-General Corporation Savings Plan for Bargaining Unit Employees (Aerojet Plan) who were represented by (i) International Association of Machinist & Aerospace Workers ("IAM") Local 946, (ii) IAM Local 812 and (iii) International Union of Operating Engineers, Stationary Engineers Local 39 were transferred to the Plan and became accounts in the Plan. As of October 31, 1997, the Aerojet Plan was merged into the Plan and the remaining participants' accounts in the Aerojet Plan became accounts in the Plan.

Effective October 1, 1999, GenCorp Inc. ("GenCorp" or the "Company") spun off its Performance Chemicals and Decorative & Building Products businesses into a separate, independent public company, OMNOVA Solutions Inc. ("OMNOVA"). As a result, the Plan was amended to become a multiple employer plan whereby OMNOVA is a participating sponsor of the Plan and the employees of OMNOVA will participate in the Plan. At that time, the name of the Plan was changed to the GenCorp/OMNOVA Solutions Joint Retirement Savings Plan. GenCorp continues to be both administrator and sponsor of the Plan.

The following description of the Plan provides only general information. Participants should refer to the Summary Plan Description and the Plan Prospectus for a more complete description of the Plan's provisions. If there is any discrepancy between the provisions described herein or in the Prospectus or Summary Plan Description, the terms of the Plan as set forth in the Plan document shall be controlling. Copies of the Summary Plan Description and the Prospectus for the Plan are available from the Plan administrator.

             GenCorp/OMNOVA Solutions Joint Retirement Savings Plan

NOTE A-DESCRIPTION OF PLAN (CONTINUED)

GENERAL

The Plan is a defined contribution plan available to salaried and certain union and non-union hourly employees of GenCorp and OMNOVA and participating subsidiaries. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

CONTRIBUTIONS

Participants may elect to contribute from 1 percent to 16 percent of their pretax annual compensation to the Plan. The Plan provides that the Company and OMNOVA will contribute $1.00 for each $1.00 their respective participants' contributions up to the first 3 percent of a participant's compensation contributed to the Plan during the Plan year, and $.50 for each $1.00 of a participant's contributions on the next 3 percent of a participant's compensation contributed to the Plan during the Plan year. Participants may also contribute amounts representing distributions from other qualified plans.

PARTICIPANT ACCOUNTS

Each participant's account is credited with the participant's contributions and allocations of (a) the Company's or OMNOVA's contributions and, as the case may be, (b) Plan earnings (losses), and is charged with an allocation of certain administrative expenses (see "Plan Expenses" below). Allocations are based on participant earnings (losses) or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account.

             GENCORP/OMNOVA SOLUTIONS JOINT RETIREMENT SAVINGS PLAN

NOTE A-DESCRIPTION OF PLAN (CONTINUED)

VESTING

A participant's interests in his or her rollover contributions, if any, and employee contributions that a participant has made or the Company or OMNOVA has made for a participant pursuant to a Salary Reduction Agreement are at all times vested and not subject to forfeiture. A participant's interest in the matching contributions made for his or her benefit is at all times vested and not subject to forfeiture, except such forfeitures as may be required or permitted in order to meet the non-discrimination provisions of the Internal Revenue Code (Code) or other applicable provisions of law. A participant may not, however, elect a voluntary withdrawal of any plan shares attributable to matching contributions until such matching contributions have remained in the Plan for at least two full Plan years.

PARTICIPANT NOTES RECEIVABLE

Participants may borrow from their fund accounts up to 50 percent of their account balance but not more than $50,000. Company and OMNOVA matching contributions are not available for loans, but are included in computing the amount available for loan. Loan terms range from 1 - 5 years or up to 10 years for the purchase of a primary residence. The loans are secured by the balance in the participants' accounts and bear interest at one percent above the prime rate as published in The Wall Street Journal on the last day of the month preceding the loan request. Loans outstanding currently reflect interest rates ranging from 9.25 percent to 10.50 percent. The borrowing interest rate as of October 31, 2000 was 10.50 percent. Principal and interest is paid ratably through payroll deductions.

PAYMENT OF BENEFITS

Distribution of the value of Plan shares to a participant who terminates or elects a voluntary withdrawal is made in accordance with the terms of the Plan.

             GenCorp/OMNOVA Solutions Joint Retirement Savings Plan

NOTE A-DESCRIPTION OF PLAN (CONTINUED)

PLAN EXPENSES

A proportionate share of fees and expenses of the Trustee, investment managers, and other service providers (including the Company and OMNOVA, if applicable) is charged to each plan participants' account. All fees are deducted quarterly from participants' accounts. Expenses incurred in connection with the purchase or sale of securities are paid from trust assets. All other administrative costs of the Plan are paid ratably by the Company and OMNOVA

NOTE B-SUMMARY OF ACCOUNTING POLICIES

INVESTMENT VALUATION AND INCOME RECOGNITION

The fair value of the Plan's interest in the GenCorp Master Trust (Master Trust) is based on the beginning of the year value of the Plan's interest in the trust plus actual contributions and allocated investment income less actual distributions and allocated administrative expenses. Within the Master Trust, investments in GenCorp and OMNOVA common stock are valued at the closing price of the respective common stock on the last trading day of the Plan's fiscal year. Investments in marketable equity and debt securities are valued at market as determined on the last business day of the Plan's fiscal year. Common trust funds are valued based on the quoted redemption value of units owned by the Plan at year-end. Investment contracts, which are considered fully-benefit responsive, are valued at contract value, which approximates fair value. Participant notes receivable are valued at their outstanding balances, which approximate fair value.

USE OF ESTIMATES

The preparation of these financial statements in conformity with accounting principles generally accepted in the United States requires the Plan's investment managers and Trustee, who are fiduciaries of the Plan, to make estimates, assumptions and valuations that affect the amounts reported in the financial statements and accompanying footnotes. Actual results could differ materially from those estimates.

RECLASSIFICATION

Certain amounts in the 1999 financial statements have been reclassified to conform to the 2000 presentation.

             GenCorp/OMNOVA Solutions Joint Retirement Savings Plan

NOTE C-NONPARTICIPANT-DIRECTED INVESTMENTS

The GenCorp Inc. and OMNOVA Solutions Inc. common stock funds contain participant account balances that are both participant-directed and nonparticipant-directed. Because the funds contain balances that are non-participant directed, the entire funds are considered nonparticipant-directed for disclosure purposes.

Information about the net assets and the significant components of the changes in net assets relating to the nonparticipant-directed investments is as follows:



                                                                    OCTOBER 31,
                                                                2000           1999
                                                              -----------------------
                                                               (Dollars in thousands)
     Net assets:
       Investments in Master Trust:
         Investments in securities of participating
           employers at fair value:
             GenCorp Inc. common stock fund                     $48,051       $62,317
             OMNOVA Solutions Inc. common stock fund             27,203        36,976
                                                                ---------------------
     Total                                                      $75,254       $99,293
                                                                =====================


                                                                        YEAR ENDED
                                                                     OCTOBER 31, 2000
                                                                     -----------------
                                                                        (Dollars in
                                                                        thousands)
        Changes in net assets:
          Company contributions                                         $  10,392
          Participant contributions                                         2,824
          Net decrease in value of Plan's
            interest in Master Trust                                      (20,258)
          Distributions to participants                                   (15,032)
          Net transfers to participant-directed
            investments                                                    (1,965)
                                                                        ---------
        Net decrease                                                      (24,039)
        Net assets available for benefits, beginning of year               99,293
                                                                        ---------
        Net assets available for benefits, end of year                  $  75,254
                                                                        =========

             GenCorp/OMNOVA Solutions Joint Retirement Savings Plan

NOTE D-INVESTMENTS IN MASTER TRUST

The Master Trust is an investment trust formed for the investment of the assets of certain defined contribution plans sponsored by GenCorp and OMNOVA. As of October 31, 2000 and 1999, the Master Trust consisted of all assets (excluding participant notes receivable) of such plans and included ten investment funds, two of which were separate GenCorp Stock Funds, one each for the Plan and the Profit Sharing Retirement and Savings Plan for Salaried Employees of GenCorp Inc. and Certain Subsidiary Companies, and another two of which were separate OMNOVA Solutions Inc. Stock Funds, one each for the respective plans.

The assets of the Plan's Interest Income Fund and Diversified Equity Fund are commingled in the Master Trust with the assets of the other defined contribution plans' respective funds to create the two corresponding master investment funds, the Interest Income Fund and the Diversified Equity Fund of the Master Trust. The assets of the Plan's Balanced Fund, International Equity Fund, Diversified Bond Fund and Short-Term Investment Fund are the only assets of the corresponding master investment funds of the Master Trust.

These six Plan funds have an undivided interest in the commingled total assets of the corresponding Master Trust funds. Ownership is represented by units of participation. Participation by the Plan's funds in the corresponding Master Trust funds is increased or decreased by the purchase or redemption of units of participation at the unit value established at the end of the day on which the purchase or redemption of units occurred. Income and gains and losses are allocated among the Plans based on their proportionate dollar interest in the Master Trust.

             GenCorp/OMNOVA Solutions Joint Retirement Savings Plan

NOTE D-INVESTMENTS IN MASTER TRUST (CONTINUED)

Financial information for the Master Trust funds is as follows:

                                                                               OCTOBER 31,
                                                                        2000                1999
                                                                 ----------------------------------------
                                                                         (Dollars in thousands)
       STATEMENTS OF NET ASSETS
       Assets:
          Cash, cash equivalents, money market
             funds and sales pending settlement                     $     31,910       $     26,434
          U.S. Government securities                                       3,074             14,707
          Corporate debt securities                                        5,563              3,743
          Stock and bond fund investments                                218,377            230,867
          Investment contracts (GICs)                                     66,469             77,672
          Accrued interest and dividends receivable                        1,087                935
          GenCorp common stock                                            49,189             65,142
          OMNOVA common stock                                             28,280             38,832
                                                                 ----------------------------------------
                                                                         403,949            458,332
        Less:  payables                                                     (136)              (120)
                                                                 ----------------------------------------

       Total net assets                                             $    403,813       $    458,212
                                                                 ========================================

             GenCorp/OMNOVA Solutions Joint Retirement Savings Plan

NOTE D-INVESTMENTS IN MASTER TRUST (CONTINUED)

                                                                       YEAR ENDED
                                                                     OCTOBER 31, 2000
                                                                 --------------------------
                                                                 (Dollars in thousands)
STATEMENT OF CHANGES IN NET ASSETS
Additions (deductions):
   Interest income                                                    $   6,381
   Dividends                                                              2,009
   Net realized and unrealized appreciation (depreciation)
                                                                        (11,017)
   Net transfers and administrative expenses                            (51,772)
                                                                      ---------
   Net decrease                                                         (54,399)

Net assets, beginning of year                                           458,212
                                                                      ---------

Net assets, end of year                                               $ 403,813
                                                                      =========


Net realized and unrealized appreciation (depreciation) of investments for the Master Trust funds is as follows:

                                                                      YEAR ENDED
                                                                   OCTOBER 31, 2000
                                                               --------------------------
                                                                 (Dollars in thousands)

   GenCorp and OMNOVA Solutions Inc.
     common stock                                                     $ (23,870)
   U.S. government and corporate debt securities                            827
   Stock and bond fund investments                                       12,026
                                                                      ---------
   Net realized and unrealized
     depreciation of investments                                      $ (11,017)
                                                                      =========

The aggregate of the Plan's interest in the Master Trust funds equaled 87.73% and 86.50% of the total value of the Master Trust as of October 31, 2000 and 1999, respectively.

            GenCorp/OMNOVA Solutions Joint Retirement Savings Plan

NOTE E-PLAN TERMINATION

Although currently neither sponsor has expressed any intention to do so, the Company and OMNOVA each have the right under the Plan to discontinue its contributions at any time and to terminate the Plan as to their employees subject to the provisions of ERISA. In the event of Plan termination, participants would continue to be 100 percent vested in their accounts.

NOTE F-INCOME TAX STATUS

The Plan has received a determination letter from the Internal Revenue Service dated January 7, 1997 stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code) and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Company believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax exempt.

NOTE G-DIFFERENCES BETWEEN FINANCIAL STATEMENTS AND FORM 5550

The following is a reconciliation of net assets available for benefits per the attached financial statements to the Form 5500:



                                                                     OCTOBER 31,
                                                                        2000
                                                                    -----------
                                                                    (dollars in
                                                                     thousands):
Net assets available for benefits
   per the financial statements                                       $ 360,679
Amounts allocated to withdrawn participants                              (3,808)
                                                                      ---------
Net assets available for benefits per the Form 5500                   $ 356,871
                                                                      =========

            GenCorp/OMNOVA Solutions Joint Retirement Savings Plan

NOTE G-DIFFERENCES BETWEEN FINANCIAL STATEMENTS AND FORM 5550 (CONTINUED)

The following is a reconciliation of benefits paid to participants per the attached financial statements to the Form 5500:

                                                                       YEAR ENDED
                                                                       OCTOBER 31,
                                                                          2000
                                                                       ------------
Benefits paid to participants per
   the financial statements                                              $72,438
Add:  Amounts allocated on the Form 5500
    to withdrawn participants as of October 31, 2000                       3,808
                                                                         -------

Benefits paid to participants per the Form 5500                          $76,246
                                                                         =======


Amounts allocated to withdrawn participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to year-end but not yet paid.

NOTE H-SUBSEQUENT EVENTS

Effective December 1, 2000, the Plan ceased to be a multiple employer plan and the account balances of participants of the Plan who are current or former employees of OMNOVA, valued as of November 30, 2000 and totaling $42,598,719, were spun-off and transferred to the separate OMNOVA Solutions Retirement Savings Plan.

Effective December 1, 2000, the Profit Sharing Retirement and Savings Plan for Salaried Employees of GenCorp Inc. and Subsidiary Companies (the "Profit Sharing Plan"), including the account balances of all remaining participants of the Profit Sharing Plan, were merged into the separate Plan. Account balances valued as of the close of business on November 30, 2000 and totaling $24,117,140 were transferred into the Plan.

Effective December 1, 2000, account balances of participants of the Plan who are employees of Aerojet Fine Chemicals LLC, valued as of November 30, 2000 and totaling $8,282,297, were spun-off and transferred to the separate Aerojet Fine Chemicals LLC Retirement Savings Plan.

             GenCorp/OMNOVA Solutions Joint Retirement Savings Plan

                                 EIN 34-0244000
                                Plan Number 013

                Schedule H, Line 4i-Schedule of Assets Held for
                       Investment Purposes at End of Year

                                October 31, 2000

                                                     DESCRIPTION OF INVESTMENT,
                                                      INCLUDING MATURITY DATE,
         IDENTITY OF ISSUE, BORROWER,               RATE OF INTEREST, COLLATERAL,         CURRENT
            LESSOR OR SIMILAR PARTY                     PAR OR MATURITY VALUE              VALUE
--------------------------------------------------------------------------------------------------------
Loans receivable from participants *             Interest rates ranging from 9.25%
                                                   to 10.50%                               $ 6,398,566
                                                                                           -----------
                                                                                           $ 6,398,566
                                                                                           ===========


*Indicates party-in-interest to the Plan

                                   SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, GenCorp Inc., as Plan Administrator, has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

                                        GENCORP/OMNOVA SOLUTIONS
                                        JOINT RETIREMENT SAVINGS PLAN




                                        By /s/  Michael F. Martin
                                          -----------------------------------
                                          Michael F. Martin
                                          Vice President and Controller


Date:  April 27, 2001